UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13D



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               PYXIS CORPORATION
                               (Name of Issuer)



                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   747251106
                                 (CUSIP Number)


                                ROBERT D. WALTER
                                    CHAIRMAN
                             CARDINAL HEALTH, INC.
                               5555 GLENDON COURT
                              DUBLIN, OHIO  43016
                                 (614) 717-5000
          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications)



                               FEBRUARY 7, 1996
            (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /x/.


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         CUSIP NO.  747251106





                                  SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Cardinal Health, Inc.
              31-0958666

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / /

                                                               (b) / /

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio

         NUMBER OF                        7.  SOLE VOTING POWER
         SHARES                               0
         BENEFICIALLY
         OWNED BY                         8.  SHARED VOTING POWER
         EACH                                 0
         REPORTING
         PERSON                           9.  SOLE DISPOSITIVE POWER
         WITH                                 0

                                          10. SHARED DISPOSITIVE POWER
                                              0

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,275,861 shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          / /

         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%. Based upon 36,562,117 shares of Common Stock outstanding as of February 5, 1996, as represented by Issuer, calculated pursuant to Rule 13d-3(d)(1).

         14.  TYPE OF REPORTING PERSON
              HC, CO



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         CUSIP NO.  747251106





         Item 1.   Security and Issuer.

                   This Schedule 13D relates to the common stock, $0.01 par value per share ("Pyxis Common Stock"), of Pyxis Corporation ("Pyxis"), a Delaware corporation. The principal executive offices of Pyxis are located at 9380 Carroll Park Drive, San Diego, California 92121.

         Item 2.   Identity and Background.

                   This Schedule 13D is filed by Cardinal Health, Inc. ("Cardinal"), an Ohio corporation. Cardinal is a national, full-service wholesaler distributing a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products, and other items typically sold by hospitals, retail drug stores, and other health care providers. Cardinal's principal executive offices are located at 5555 Glendon Court, Dublin, Ohio 43016.

                   Each executive officer and each director of Cardinal is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director are set forth in Annex I to this Schedule 13D which is incorporated herein by this reference.

                   During the last five years, to the best of Cardinal's knowledge, neither Cardinal nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Cardinal or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         Item 3.   Source and Amount of Funds or Other Consideration.

                   Pursuant to the Stock Option Agreement, dated February 7, 1996, between Cardinal and Pyxis (the "Stock Option Agreement"), Pyxis granted Cardinal an irrevocable option (the "Option") to purchase from Pyxis, under certain circumstances and subject to certain adjustments, up to 7,275,861 authorized and unissued shares of Pyxis Common Stock, at a price per share, payable in cash, equal to the lower of (x) $24.80 or (y) the exchange ratio under the Agreement and Plan of Merger, dated February 7, 1996, among Cardinal, Aztec Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal ("Subcorp"), and Pyxis (the "Merger Agreement"), described under Item 4 below, multiplied by the closing price of common shares, without par value ("Cardinal Common Shares"), of Cardinal as reported on the New York Stock Exchange Composite Tape on the last trading day

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         CUSIP NO.  747251106





         immediately preceding the date of delivery to Pyxis of written notice of Cardinal's exercise of the Option. As of the date hereof, the Option is not exercisable. The shares of Pyxis Common Stock subject to the Option would equal 19.9% of the outstanding Pyxis Common Stock before giving effect to the exercise of the Option. Under certain circumstances, Cardinal may require Pyxis to, or Pyxis may be permitted to, repurchase for cash the Option and any shares of Pyxis Common Stock acquired pursuant to the exercise of the Option.

                   The Option was granted by Pyxis as a condition of and in consideration for Cardinal entering into the Merger Agreement.

                   The exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $170,088,003, based on an exchange ratio of .406557 and a closing price for Cardinal Common Share of $57.50 on February 9, 1996. It is anticipated that, should the Option become exercisable and should Cardinal determine to exercise the Option, Cardinal would obtain the funds for purchase from working capital or by borrowing from parties whose identity is not yet known.

                   A copy of the Stock Option Agreement is included as
         Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Stock Option Agreement is qualified in its entirety by reference to such exhibit.

         Item 4.   Purpose of Transaction.

                   In connection with the execution of the Stock Option Agreement, Cardinal and Pyxis entered into the Merger Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth in the Merger Agreement, Subcorp will merge (the "Merger") with and into Pyxis. The Option was granted by Pyxis as a condition of and in consideration for Cardinal entering into the Merger Agreement. Consummation of the Merger is subject to certain conditions, including: (i) receipt of the approval of the Merger Agreement by the holders of a majority of the outstanding shares of Pyxis Common Stock; (ii) receipt of the approval of issuance of the Cardinal Common Shares to be issued in the Merger and of the transactions contemplated by the Merger Agreement by the holders of a majority of the outstanding Common Shares; (iii) expiration or termination of all waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) registration of the Cardinal Common Shares to be issued in the Merger under the Securities Act of 1933, as amended; (v) receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger; (vi) receipt of an accountant's letter confirming that the Merger will qualify as a pooling of interests transaction for financial reporting purposes; and (vii) satisfaction of certain other conditions. Pursuant to the Merger Agreement, (a) the officers of the surviving corporation in the


                                    Page 4 of 11

         CUSIP NO.  747251106





         Merger will be the officers of Pyxis, (b) the directors of the surviving corporation in the Merger will be the directors of Subcorp, (c) each share of Pyxis Common Stock will be converted into .406557 of a Cardinal Common Share, subject to adjustment under the circumstances described in the Merger Agreement, plus cash in lieu of fractional shares, and (d) at the effective time of the Merger, the Certificate of Incorporation and By-laws of Pyxis, as the surviving corporation, will be amended to be identical (save for the name of the corporation) to those of Subcorp. Upon consummation of the Merger, the Pyxis Common Stock will be delisted from the Nasdaq National Market.

                   A copy of the Merger Agreement is included as Exhibit
         2.1 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to such exhibit.

                   Except as set forth herein, Cardinal does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of Pyxis Common Stock or the disposition of shares of Pyxis Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Pyxis or any of its subsidiaries; (iii) a sale or transfer of any material amount of assets of Pyxis or any of its subsidiaries; (iv) any change in the present board of directors or management of Pyxis, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of Pyxis; (vi) any other material change in Pyxis's business or corporate structure; (vii) any change in Pyxis's charter or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of Pyxis by any person; (viii) causing a class of securities of Pyxis to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Pyxis becoming eligible for termination of registration pursuant to
         Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

         Item 5.   Interest in Securities of Issuer.

                   Although the Option does not allow Cardinal to purchase any shares of Pyxis Common Stock pursuant thereto unless and until the conditions to exercise specified in the Stock Option Agreement occur, assuming for purposes of this Item 5 that such conditions are satisfied and Cardinal is entitled to purchase shares of Pyxis Common Stock pursuant to the Option, Cardinal would be entitled to purchase 7,275,861 shares of Pyxis Common Stock, or approximately 16.6% of the outstanding Pyxis Common Stock after giving effect to the exercise of the Option.


                                    Page 5 of 11

         CUSIP NO.  747251106






                   Cardinal does not currently have the right to acquire any shares of Pyxis Common Stock under the Option unless certain events specified in the Stock Option Agreement occur.
         Accordingly, Cardinal does not have sole or shared voting or dispositive power with respect to any shares of Pyxis Common Stock, and Cardinal disclaims beneficial ownership of Pyxis Common Stock subject to the Option until such events occur. Assuming for purposes of this Item 5 that events occurred that would enable Cardinal to exercise the Option and Cardinal exercised the Option, Cardinal would have sole voting power and sole dispositive power with respect to the shares acquired pursuant to the Option, subject to Pyxis's right to repurchase such shares as set forth in the Stock Option Agreement.

                   The foregoing description of certain terms of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement which is filed as Exhibit 2.2 hereto and which is incorporated herein by this reference.

                   To the best of Cardinal's knowledge, no executive officer or director of Cardinal beneficially owns any shares of Pyxis Common Stock, nor (except for the issuance of the Option) have any transactions in Pyxis Common Stock been effected during the past 60 days by Cardinal or, to the best knowledge of Cardinal, by any executive officer or director of Cardinal. In addition, no other person is known by Cardinal to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this
         Schedule 13D.

         Item 6.   Contracts, Arrangements, Understandings or
                   Relationships with Respect to Securities of the Issuer.

                   Each of the persons set forth in Annex II to this
         Schedule 13D, which Annex II is incorporated herein by this reference, has entered into an agreement with Cardinal pursuant to which, among other matters, such person has agreed (i) to vote all of the shares of Pyxis Common Stock beneficially owned by such person or its affiliates or over which such person or any of its affiliates has voting power or control to approve the Merger and the Merger Agreement,
         (ii) not to vote such shares in favor of any other recapitalization, merger, consolidation or other business combination involving Pyxis, or acquisition of any capital stock (other than upon exercise of outstanding options under stock option plans of Pyxis in effect on February 7, 1996) or any material portion of the assets (except for acquisitions of assets in the ordinary course of business consistent with past practice) of Pyxis and (iii) not to, and not to permit any company, trust or other entity controlled by such person to, and not to permit any of its affiliates to, contract to sell, sell or otherwise transfer or dispose of any of such shares or any interest therein or securities convertible thereinto or any voting rights with respect thereto other than pursuant to the Merger without Cardinal's consent. Such persons in the aggregate are estimated to have


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         CUSIP NO.  747251106





         voting power over approximately 4% of the outstanding shares of Pyxis Common Stock, based upon 36,562,117 shares of Pyxis Common Stock outstanding as of February 5, 1996, as represented by Pyxis. Cardinal may hereafter enter into similar agreements with other holders of Pyxis Common Stock. A copy of the form of Support/Voting Agreement, dated as of February 7, 1996, executed by such persons is included as Exhibit 99.1 to this
         Schedule 13D and is incorporated herein by this reference.
         The foregoing description of the Support/Voting Agreement is qualified in its entirety by reference to such exhibit.

                   A copy of the Merger Agreement is included as
         Exhibit 2.1 to this Schedule 13D and is incorporated herein by this reference. See Item 4.

                   A copy of the Stock Option Agreement is included as
         Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. See Items 3 and 5.

         Item 7.   Material to be Filed as Exhibits.

                   The following exhibits are filed as part of this
         Schedule 13D:

         Exhibit 2.1  --     Merger Agreement.

         Exhibit 2.2  --     Stock Option Agreement.

         Exhibit 99.1 --     Form of Support/Voting Agreement.




                                  Page 7 of 11

         CUSIP NO.  747251106                                    ANNEX I





                        Directors and Executive Officers

                   Set forth below are the name and present principal occupation of each director and executive officer of Cardinal Health, Inc. as of February 9, 1996. Unless otherwise indicated below, the business address of each such director and executive officer is c/o Cardinal Health, Inc., 5555 Glendon Court, Dublin, Ohio 43016.

         Name                   Principal Occupation           Address

         Directors
         of Cardinal
         Health, Inc.:

         John F. Finn           Chairman and Chief Executive
                                Officer of Gardner, Inc., an
                                outdoor power equipment dis-
                                tributor.

         Robert L. Gerbig       President and Chief
                                Executive Officer of
                                Gerbig, Snell/Weisheimer
                                & Associates, Inc., an
                                advertising agency.

         John F. Havens         Retired Chairman and Director
                                Emeritus of Banc One Corpora-
                                tion, a bank holding company.

         Regina E. Herzlinger   Professor, Harvard University
                                Graduate School of Business
                                Administration.

         John C. Kane           President and Chief Operating
                                Officer of Cardinal Health,
                                Inc.

         George R. Manser       Chairman of Uniglobe
                                Travel (Capital Cities)
                                Inc., a travel planning
                                services company.

         John B. McCoy          Chairman and Chief Executive
                                Officer of Banc One Corpora-
                                tion, a bank holding company.






                                  Page 8 of 11

         CUSIP NO.  747251106





         Jerry E. Robertson     Retired Executive Vice
                                President of the Life Sciences
                                Sector and Corporate Services
                                of Minnesota Mining & Manu-
                                facturing Company, a manu-
                                facturer of industrial
                                commercial, health care and
                                consumer products.

         L. Jack Van Fossen     Retired President and Chief
                                Executive Officer of Red Roof
                                Inns, Inc., a lodging company.

         Robert D. Walter       Chairman and Chief Executive
                                Officer of Cardinal Health,
                                Inc.

         Melburn G. Whitmire    Vice Chairman of Cardinal
                                Health, Inc.

         Executive Officers
         of Cardinal Health, Inc.
         (that are not directors):

         David Bearman          Executive Vice President and
                                Chief Financial Officer.

         George H. Bennett, Jr. Executive Vice President,
                                General Counsel and Secretary.

         Anthony J. Campanaro   Executive Vice President-
                                Central Group.

         James E. Clare         Executive Vice President-
                                Southern Group.

         Gary E. Close          Executive Vice President-
                                Western Group.

         Phillip A. Greth       Executive Vice President
                                and Chief Information
                                Officer.

         James F. Millar        Executive Vice President-
                                Distribution Operations

         Gordon A. Troup        Executive Vice President-
                                Northern Group.

                                  Page 9 of 11

         CUSIP NO.  747251106                                   ANNEX II





                  Persons Executing Support/Voting Agreements


         Dick P. Allen and certain affiliates

         Ronald R. Taylor

         Timothy J. Wollaeger












































                                 Page 10 of 11





                                         SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                CARDINAL HEALTH, INC.


                              By: /s/    George H. Bennett, Jr.
                                  Name:  George H. Bennett, Jr.
                                  Title: Executive Vice President,
                                         General Counsel and Secretary

         Dated:  February 12, 1996





































                                 Page 11 of 11





                                 EXHIBIT INDEX

         Exhibit   Description

         2.1       Agreement and Plan of
                   Merger, dated February 7,
                   1996, among Cardinal Health, Inc.,
                   Aztec Merger Corp. and Pyxis
                   Corporation

         2.2       Stock Option Agreement, dated
                   February 7, 1996, between
                   Cardinal Health, Inc. and Pyxis
                   Corporation

         99.1      Form of Support/Voting Agreement.